Exhibit 99.1

CORPORACIÓN AMÉRICA AIRPORTS AND INVESTMENT CORPORATION OF DUBAI ANNOUNCE TWO BUSINESS AGREEMENTS

Investment Corporation of Dubai agrees to purchase 25% share of Corporación America Italia S.p.A.

The Parties Sign a Memorandum of Understanding to Explore New Airport Opportunities in Middle East, Eastern Europe & Italy.

Luxembourg and Dubai, July 25, 2018 – Corporación América Airports S.A. (NYSE: CAAP) (“CAAP”) the largest private sector airport concession operator in the world by number of airports and Investment Corporation of Dubai (“ICD”), the principal investment arm of the Government of Dubai announced today that they have entered into a share purchase agreement whereby CAAP will sell 25% of its wholly owned subsidiary Corporación America Italia S.p.A. (“CAI”) to ICD (the “Transaction”).

CAAP and ICD have also entered into a Memorandum of Understanding (“MOU”) to jointly pursue new opportunities in the airport sector in Italy, Eastern Europe (exc. Russia) and the Middle East. The MOU aims to build upon CAAP’s management capabilities and deep knowledge of the airport industry as well as ICD´s unique access to financing and the capital markets.

CAI is the controlling entity of Toscana Aeroporti S.p.A. (“TA”), a publicly traded Italian company which manages and holds the concessions for the Florence and Pisa airports in Italy. Since its initial public offering in February 2018, CAAP acquired an additional 11% ownership stake in TA, increasing its stake from 51% to approximately 62%. Following the closing of the Transaction, CAAP will have a 75% share ownership of CAI.

“We are delighted to have entered into these agreements and look forward to working together with such a high-quality institutional investor as ICD which shares our long-term vision of value creation,” said Mr. Martin Eurnekian, CEO of Corporación América Airports. “This partnership provides a solid foundation to jointly identify and develop new opportunities in the airport sector in the future, while maintaining our focus on delivering on our growth strategy in other key markets, primarily Argentina and Brazil”

Commenting on the agreements, His Excellency Mohammed Al Shaibani CEO of Investment Corporation of Dubai stated “The establishment of a partnership with CAAP offers exciting opportunities for collaboration with a proven, world class infrastructure investor and operator, in new markets, in line with the strategy to diversify our portfolio”, before adding, “The purchase of shares in CAI augments the partnership whilst also giving ICD access to Toscana Aeroporti, an established, well-performing airport group in a mature economy with development potential.”

The Transaction is expected to close by August 31, 2018 subject to satisfaction of certain customary conditions precedent.

About Investment Corporation of Dubai

ICD is the principal investment arm of the Government of Dubai. It was established in May 2006 by Decree 11 of 2006 and mandated with the consolidation and management of the Government of Dubai’s portfolio of commercial companies and investments. ICD was also assigned the provision of strategic oversight to portfolio companies through the development and implementation of effective corporate governance policies, and sound investment strategies. ICD is focused on maximizing stakeholder value for the long-term benefit of the Emirate.

ICD’s portfolio comprises some of Dubai’s most recognized companies, and represents a cross-section of vital economic sectors that the Government of Dubai has deemed strategic for the continued development and growth of the Emirate. The sectors include financial services, transportation, energy and industry, real estate and leisure, retail, and other holdings. In addition, ICD has embarked on a disciplined and sustainable strategy of global investments, which are synergistic with its existing portfolio, to extend Dubai’s presence and expertise into international markets. For more information, please visit: http://www.icd.gov.ae/

About Corporación América Airports S.A.

CAAP acquires, develops and operates airport concessions. The Company is the largest private sector airport operator in the world based on the number of airports under management and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in seven countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our Registration Statement on Form F-1 and our Annual Report on Form 20-F filed with the SEC for additional information concerning factors that could cause those differences.

CAAP Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

Investment Corporation of Dubai Enquiries

Dina Taylor

info@sabaconsultants.com

Phone: +97144202702